UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 6, 2017

LIBERTY INTERACTIVE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (720) 875-5300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.425 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

On July 6, 2017, Liberty Interactive Corporation (the “Company”) and HSN, Inc. (“HSNi”) issued a joint press release announcing the Company’s and HSNi’s entry into a merger agreement, pursuant to which Liberty Horizon, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company, will merge with and into HSNi, with HSNi surviving as a wholly owned subsidiary of the Company and resulting in the Company’s acquisition of the 62% of HSNi it does not already own in an all-stock transaction. A copy of the press release is filed herewith as Exhibit 99.1 in compliance with Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”), and is incorporated herein by reference.

Also on July 6, 2017, the Company made available on its website a slide show presentation regarding the transaction in connection with a call held with investors. A copy of the presentation is filed herewith as Exhibit 99.2 in compliance with Rule 425 under the Securities Act and is incorporated herein by reference.

The press release and presentation are both archived on the Company’s website.

Item 9.01.  Financial Statements and Exhibits

(d)   Exhibits.

Exhibit No.	Name
99.1	Press Release dated July 6, 2017
99.2	Investor Presentation dated July 6, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 6, 2017

LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Name
99.1	Press Release dated July 6, 2017
99.2	Investor Presentation dated July 6, 2017